

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 2, 2007

Mr. David W. Carlson
Executive Vice President and Chief Financial Officer
GameStop Corp.
625 Westport Parkway
Grapevine, Texas 76051

> **Re: GameStop Corp.**
> **Form 10-K for the Fiscal Year Ended February 3, 2007**
> **Filed April 4, 2007**
> **File No. 1-32637**

Dear Mr. Carlson:

We have reviewed the responses in your letter filed on October 11, 2007 and have the following additional comment. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended February 3, 2007

Schedule II – Valuation and Qualifying Accounts, page 48

1.   We have reviewed your response to prior comment 7 in our letter dated September 26, 2007 and have the following additional comments:

- Please provide us with further information regarding your valuation of the acquired Electronics Boutique inventories. Provide us with a table that summarizes the estimated selling price of the inventories, the costs of disposal, and the reasonable profit allowance for your selling efforts. In helping us understand why the revalued inventory balance was less than the acquiree's book value, please tell us in detail the nature and estimated amounts of the items you included in costs of disposal and differentiate the amounts estimated for direct vs. indirect costs;

- Please explain why you believe that the amount of the profit you expected to earn for the selling effort was reasonable; and

- Provide us with a detailed explanation of how and when the amounts included in your allowance are written off and tell us if any amounts were written off against any account other than inventory in any of the fiscal years presented.

* * * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Yong Kim at (202) 551-3323 if you have any questions regarding these comments. In her absence, you may direct your questions to Andrew Blume at (202) 551-3254. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief